Exhibit 99.1

UNDERWRITING AGREEMENT

Effective January 29, 2009

Penn West Energy Trust
c/o Penn West Petroleum Ltd.
Suite 200, 207 - 9th Avenue S.W.
Calgary, Alberta   T2P 1K3

Attention:                      Todd Takeyasu, Executive Vice President & Chief Financial Officer

CIBC World Markets Inc. and BMO Nesbitt Burns Inc. (the "Co-Lead Underwriters"), RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Desjardins Securities Inc., FirstEnergy Capital Corp. and Société Générale Securities Inc. (together with the Co-Lead Underwriters, the "Underwriters", and each an "Underwriter") understand that Penn West Energy Trust, an open-ended investment trust established under the laws of Alberta (the "Trust"), proposes to issue and sell 17,731,000 Trust Units (as hereinafter defined) (the "Firm Securities").  Subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly, agree to purchase from the Trust in the respective percentages provided for in Article 14 hereof, and by its acceptance hereof the Trust agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all, of the Firm Securities at a price of $14.10 per Firm Security (the "Offering Price"), being an aggregate purchase price of $250,007,100.00.

Upon and subject to the terms and conditions contained herein, the Trust hereby grants to the Underwriters an option (the "Option"), to purchase up to an additional 3,546,000 Trust Units (the "Option Securities") at a price of $14.10 per Option Security.  The Option may be exercised in whole or in part, at one or more times and at any time from time to time up to, but not later than, 48 hours prior to the Closing Time (as defined herein) by written notice from the Co-Lead Underwriters to the Trust, setting forth the aggregate number of Option Securities to be purchased.  If the Option is exercised, the number of Option Securities specified in the notice(s) shall be purchased by the Underwriters, severally and not jointly, in the same proportion as their respective obligations to purchase the Firm Securities as set forth in Article 14 hereof.  The Firm Securities and the Option Securities (to the extent the Option is exercised as described above) are hereinafter referred to as the "Purchased Securities".

We understand that the Trust has filed a Base Prospectus (as hereinafter defined) relating to the qualification for distribution of the Securities (as hereinafter defined) in each of the Provinces (as hereinafter defined), and a Registration Statement (as hereinafter defined) relating to the offer and sale of the Securities in the United States, and is prepared:

(i)	to authorize and issue the Purchased Securities; and

(ii)
to prepare and file, without delay, (A) a prospectus supplement and all necessary related documents in order to qualify the distribution of the Purchased Securities in each of the Provinces and (B) a prospectus supplement in relation to the Purchased Securities with the SEC (as hereinafter defined).

In consideration of the Underwriters' agreement to purchase the Purchased Securities and to offer them to the public, which agreement will result from the acceptance of this offer by the Trust, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay to the Underwriters at the Closing Time a fee (the "Underwriting Fee") equal to 5.0% of the aggregate purchase price for the Purchased Securities.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The aggregate purchase price for the Purchased Securities shall be paid by the Underwriters to the Trust, and the Trust shall pay such Underwriting Fee to the Underwriters, at the Closing Time in accordance with Article 8 hereof.

The agreement resulting from the acceptance of this letter by the Trust and Penn West Petroleum Ltd. ("Penn West"), a corporation incorporated under the laws of Alberta, (herein referred to as "this Agreement") shall be subject to the following terms and conditions:

Article 1
Definitions

1.1           In this Agreement:

"Base Prospectus" means the English and French language versions (unless the context indicates otherwise) of the (final) short form base shelf prospectus of the Trust dated June 13, 2008 filed with the Securities Commissions in connection with the qualification for distribution of the Securities in each of the Provinces and, unless the context otherwise requires, includes all documents incorporated therein by reference;

"Canadian Prospectus" means the Base Prospectus and the Prospectus Supplement, together in each case with all documents incorporated therein by reference;

"Canetic" means Canetic Resources Trust;

"Closing Date" means February 5, 2009 or such other date as the Co-Lead Underwriters and the Trust may agree upon in writing, but in any event not later than February 9, 2009;

"Closing Time" means 6:30 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the Co-Lead Underwriters and the Trust may agree upon;

"Disclosure Package" means (i) the U.S. Base Prospectus, as amended and supplemented prior to the Initial Sale Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Annex C hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;

"distribution" has the meaning attributed thereto under applicable Securities Laws;

"Effective Date" means each date and time that any part of the Registration Statement or any post-effective amendment or amendments thereto became or becomes effective;

"Environmental Laws" and "Environmental Permits" have the meanings specified in section 7.1(q);

"Final Receipt" has the meaning specified in section 2.1(a);

"Form F-X" has the meaning specified in section 2.1(b);

"Form F-10" means Form F-10 under the U.S. Securities Act;

"Free Writing Prospectus" means a free writing prospectus, as defined in Rule 405 of the U.S. Securities Act;

"Independent Reserve Engineers" has the meaning specified in section 7.1(p);

"Initial Sale Time" has the meaning specified in section 3.3(c);

"Issuer Free Writing Prospectus" means an issuer free writing prospectus, as defined in Rule 433 of the U.S. Securities Act;

"Material Adverse Effect" has the meaning specified in section 7.1(c);

"material change", "material fact" and "misrepresentation" have the meanings attributed thereto under applicable Securities Laws;

"NI 44-101" means National Instrument 44-101, Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

"NI 44-102" means National Instrument 44-102, Shelf Distributions adopted by the Securities Commissions in respect of shelf distributions;

"NYSE" means the New York Stock Exchange;

"Passport System" means the passport system established by Multilateral Instrument 11-102, Passport System adopted by the Securities Commissions (except the Ontario Securities Commission) in respect of prospectus filing and review;

"Prospectus Amendment" means the English and French language versions (unless the context otherwise indicates) of any amendment to, or amended and restated version of, the Canadian Prospectus or any portion thereof (including, for greater certainty, any additional prospectus supplement filed in respect of the Base Prospectus in connection with this offering), other than merely by incorporation by reference of Subsequent Disclosure Documents;

"Prospectus Supplement" means the English and French language versions of the prospectus supplement of the Trust to be filed with the Securities Commissions, which, together with the Base Prospectus, will qualify the distribution of the Purchased Securities in each of the Provinces;

"Provinces" means all of the provinces of Canada;

"Public Record" means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Base Prospectus, all documents which are, or are deemed to be, incorporated by reference in the Base Prospectus and any other information filed with the Securities Commissions in compliance or intended compliance with any Securities Laws;

"Registration Statement" means, collectively, the various parts of the registration statement of the Trust filed on Form F-10 (File No. 333-151324), including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto, and including any prospectus supplement relating to the Trust Units that is filed with the SEC and deemed part of such registration statement;

"Reserve Reports" has the meaning specified in section 7.1(p);

"SEC" means the United States Securities and Exchange Commission;

"Securities" means Trust Units, and subscription receipts, warrants, rights and options exercisable to acquire Trust Units, as the case may be;

"Securities Commissions" means the securities commissions or similar securities regulatory authorities in the Provinces;

"Securities Laws" means the securities acts or similar statutes of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

"Selling Firms" has the meaning specified in section 5.1(a);

"Shelf Procedures" means the rules and procedures established pursuant to NI 44-102;

"Subsequent Disclosure Documents" means any financial statements, management's discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Trust after the Initial Sale Time which are, or are deemed to be, incorporated by reference into the Base Prospectus, the Prospectus Supplement or any Prospectus Amendment;

"Tax Act" means the Income Tax Act (Canada);

"Trust Indenture" means the amended and restated trust indenture dated as of June 30, 2006, as amended, pursuant to which the Trust was created;

"Trust Units" means the trust units in the capital of the Trust as constituted on the date hereof;

"TSX" means the Toronto Stock Exchange;

"U.S. Base Prospectus" means the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the SEC on or prior to the Initial Sale Time (including the documents incorporated by reference therein);

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Final Prospectus" means the U.S. Base Prospectus as amended or supplemented (including the documents incorporated by reference therein) prior to the Initial Sale Time, until such time after the Initial Sale Time as the prospectus supplement with respect to the Purchased Securities is filed with the SEC pursuant to General Instruction II.L., at which time "U.S. Final Prospectus" with respect to the Purchased Securities shall mean the U.S. Base Prospectus including such supplement (including the documents incorporated by reference therein); provided that upon the filing of any amended prospectus supplement with respect to the Purchased Securities with the SEC pursuant to General Instruction II.L., "U.S. Final Prospectus" with respect to the Purchased Securities shall mean the U.S. Base Prospectus including such amended prospectus supplement (including the documents incorporated by reference therein); and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

Any reference herein to the terms "amend", "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement, the U.S. Base Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under the Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement, the U.S. Base Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

Article 2
Filing of Prospectus

2.1           Each of the Trust and Penn West represents and warrants to and for the benefit of the Underwriters that:

(a)
the Trust has elected to rely upon the Shelf Procedures, has prepared and filed the Base Prospectus (in English and French) and all such other documents as are required under applicable Securities Laws (in English and, as required, in French), utilizing the Passport System and has obtained a final receipt dated June 13, 2008 in respect of the Base Prospectus evidencing that final receipts of the Securities Commissions in each of the Provinces have been issued (the "Final Receipt");

(b)
the Trust meets the general eligibility requirements for use of Form F-10 and has filed the Registration Statement and an amendment thereto in respect of the Securities and an appointment of agent for service of process on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement with the SEC; the Registration Statement and any post-effective amendment thereto, in each case including the U.S. Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC), each in the form heretofore delivered or to be delivered to the Co-Lead Underwriters, including exhibits to the Registration Statement and any documents incorporated by reference in the U.S. Base Prospectus contained therein, for delivery by them to each of the other Underwriters, became effective under the U.S. Securities Act in such form; and no other document with respect to the Registration Statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the SEC and no other document incorporated by reference in the U.S. Base Prospectus contained therein has heretofore been filed with the Securities Commissions, except for any documents filed with the SEC or the Securities Commissions subsequent to the date of such effectiveness in the form heretofore delivered to the Co-Lead Underwriters for delivery by them to each of the other Underwriters, except that a prospectus supplement dated June 18, 2008 was filed with the SEC relating to the Trust's at-the-market equity program; and

(c)
no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Trust's and Penn West's knowledge, no proceeding for that purpose has been initiated or threatened by the SEC.

The Trust shall prepare and file as soon as reasonably possible and, in any event, not later than 5:00 p.m. (Calgary time) on January 30, 2009 (or such later date and time as may be agreed to in writing by the Co-Lead Underwriters), the Prospectus Supplement and all such other documents as are required under applicable Securities Laws (in English and in French, as appropriate) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Provinces.  Concurrent therewith, the Trust shall file the Prospectus Supplement (with such additions thereto and deletions therefrom as are permitted or required by the applicable rules and regulations of the SEC) with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in the United States.

2.2           The Trust and Penn West agree to allow the Underwriters, prior to the filing of the Prospectus Supplement and any Prospectus Amendment, to participate fully in the preparation of the Prospectus Supplement and any Prospectus Amendment and such other documents as may be required under the Securities Laws to qualify the distribution of the Purchased Securities in the Provinces and in the United States and to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to:

(a)	confirm the Public Record is accurate and current in all material respects;

(b)	fulfill the Underwriters' obligations as underwriters; and

(c)	enable the Underwriters to responsibly execute the certificate in the Prospectus Supplement and any Prospectus Amendment required to be executed by the Underwriters.

2.3           After the filing of the Prospectus Supplement and until the conclusion of the distribution of the Purchased Securities, the Trust shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Purchased Securities in each of the Provinces and the United States; provided, however, that with respect to state securities law qualifications in the United States, the Trust shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

Article 3
Delivery of the Prospectus Supplement and Related Documents

3.1           The Trust shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a)
copies of the Base Prospectus, in the English and French languages, as filed with the Securities Commissions in the Provinces and copies of all documents or information incorporated by reference therein which have not previously been delivered to the Underwriters;

(b)
copies of the Registration Statement, including the U.S. Base Prospectus, and each amendment thereto, as filed with the SEC and copies of all exhibits and documents filed therewith which have not previously been delivered to the Underwriters;

(c)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(i)	copies of the Prospectus Supplement in the English and French languages, signed as required by the Securities Laws;

(ii)	copies of the prospectus supplement filed with the SEC; and

(iii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(d)
as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws and any amendment to the Registration Statement;

(e)
as soon as they are available, copies of any documents incorporated by reference in or exhibits to the Base Prospectus, the U.S. Base Prospectus, the U.S. Final Prospectus, the Registration Statement, the Prospectus Supplement, any Prospectus Amendment or any amendment to any of them which have not been previously delivered to be Underwriters;

(f)	at the time of delivery of the French language version of the Prospectus Supplement to the Underwriters pursuant to this section 3.1:

(i)
an opinion or opinions of counsel in Québec addressed to the Underwriters and dated the date of the Prospectus Supplement to the effect that the French version of the Canadian Prospectus and of any documents incorporated therein by reference (except for any financial statements or financial information which is the subject of the opinion of the auditors referred to below, as to which no opinion need be expressed by Québec counsel) is in all material respects a complete and proper translation of the English version thereof; and

(ii)
an opinion of the Trust's auditors addressed to the Underwriters and dated the date of the Prospectus Supplement to the effect that the French version of the financial statements and financial information set forth in or incorporated by reference into the Canadian Prospectus is in all material respects a complete and proper translation of the English version thereof; and

(g)
immediately prior to the filing of the Prospectus Supplement and at the time of filing with the Securities Commissions of any Prospectus Amendment, a comfort letter from each of the Trust's auditors and Canetic's auditors addressed to the Underwriters and dated the date of the Prospectus Supplement or the Prospectus Amendment, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Trust and Canetic, as applicable, contained in such document, the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, and with respect to the comfort letter from the Trust’s auditors, shall reference the Trust's auditors having read the unaudited interim consolidated management financial information of the Trust for October, November and December 2008.  Such letter shall also state that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Trust and Canetic, as applicable, included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the U.S. Exchange Act and the related published rules and regulations adopted by the SEC and have been reconciled to U.S. generally accepted accounting principles in accordance with the U.S. Securities Act and rules and regulations thereunder, including the requirements of Form F-10, applied on a consistent basis throughout the periods involved.

3.2           The delivery to the Underwriters of the Canadian Prospectus shall constitute a representation and warranty to the Underwriters by the Trust and Penn West, jointly and severally, that:

(a)
the information and statements contained in the Canadian Prospectus and of any documents incorporated therein by reference (except any information and statements relating solely to the Underwriters which has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Trust, Penn West and the Purchased Securities; and

(b)	the Canadian Prospectus does not contain a misrepresentation within the meaning of Securities Laws.

Such delivery shall also constitute the consent of the Trust to the use of the Canadian Prospectus by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and the United States.

3.3           The Trust and Penn West hereby jointly and severally represent, warrant and covenant to the Underwriters as follows:

(a)
the documents incorporated by reference in the Base Prospectus, when they were filed with the Securities Commissions and incorporated by reference into the Base Prospectus, conformed in all material respects to the requirements of Securities Laws; the documents included or incorporated by reference in the Registration Statement and the U.S. Final Prospectus, when they became effective or were filed with the SEC, as the case may be, conformed in all material respects to any applicable requirements of the U.S. Exchange Act and the rules and regulations of the SEC thereunder; and any further documents so filed and incorporated by reference in the Base Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the applicable requirements of Securities Laws, or the U.S. Exchange Act and the rules thereunder, as applicable;

(b)
on the Effective Date, the Registration Statement did, and on the date it was first filed and at the Closing Time, the U.S. Final Prospectus did and will, conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date first filed, the Base Prospectus did and, when supplemented by the Prospectus Supplement, will, and at the Closing Time the Base Prospectus and the Prospectus Supplement will, conform in all material respects with the applicable requirements of Securities Laws and the rules and regulations of the Securities Commissions under Securities Laws; the Registration Statement, as of the Effective Date, and the U.S. Base Prospectus as of its date, and in each case at the Initial Sale Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Base Prospectus, as supplemented by the Prospectus Supplement, and the U.S. Final Prospectus, will not, as of the filing date of the Prospectus Supplement and the U.S. Final Prospectus, respectively, and as of the Closing Time, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus;

(c)
as of 4:29 p.m. (Eastern time) on the effective date of this Agreement (the "Initial Sale Time") and as of the Closing Time, the Disclosure Package, did not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein;

(d)
at the earliest time after the filing of the Registration Statement that the Trust or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Purchased Securities, the Trust was not and is not an Ineligible Issuer (as defined in Rule 405 under the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Trust be considered an Ineligible Issuer; provided that the Co-Lead Underwriters have notified the Trust of the earliest time that an offering participant made a bona fide offer of the Purchased Securities; and

(e)
each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified.  If there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Trust will notify promptly the Co-Lead Underwriters so that any use of the Disclosure Package may cease until it is amended or supplemented.  The foregoing two sentences do not apply to statements in or omissions from the Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for use therein.

Article 4
Commercial Copies of Prospectus Supplement

4.1           The Trust shall deliver to the Underwriters, as soon as practicable and in any event no later than noon (local time) on the business day following the date of the filing of the Prospectus Supplement with the Securities Commissions, at offices designated by the Underwriters, such number of commercial copies of the Prospectus Supplement and the U.S. Final Prospectus as the Underwriters may reasonably request by instructions to the printer thereof given no later than the day prior to the time when the Trust plans to authorize the printing of the commercial copies of the Prospectus Supplement and the U.S. Final Prospectus.  The Trust shall, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Prospectus Supplement and the U.S. Final Prospectus in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

4.2           The Trust shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to section 4.1, the number of copies of any documents incorporated, or containing information incorporated by reference in the Canadian Prospectus or the U.S. Final Prospectus and of any Subsequent Disclosure Documents or any Prospectus Amendment or amendment to the U.S. Base Prospectus or the U.S. Final Prospectus which the Underwriters may from time to time reasonably request.

Article 5
Distribution of Trust Units

5.1           Each of the Underwriters covenants and agrees with the Trust and Penn West:

(a)
to offer the Purchased Securities for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to herein as the "Selling Firms"), only in compliance with applicable Securities Laws and applicable U.S. federal securities laws, upon the terms and conditions set forth in the Prospectus Supplement or the U.S. Final Prospectus, as applicable, any Prospectus Amendment and this Agreement;

(b)	to use all reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Purchased Securities as soon as possible after the Closing Time; and

(c)	to comply with applicable Securities Laws and applicable U.S. federal securities laws with respect to the use of "green sheets" and other marketing materials.

5.2           For the purposes of this Article 5, the Underwriters shall be entitled to assume that the distribution of the Purchased Securities is qualified in each of the Provinces and that the offer and sale of the Purchased Securities is registered under the U.S. Securities Act unless the Underwriters receive notice to the contrary from the Trust or any applicable securities regulatory authority.

5.3           No Underwriter will be liable to the Trust under this Article 5 with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) under this Agreement if the Underwriter first mentioned is not itself in violation.

5.4          The Underwriters may offer the Purchased Securities at a price less than the Offering Price in compliance with Securities Laws and applicable U.S. securities laws and, specifically in the case of any Purchased Securities offered in the Provinces, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Prospectus Supplement.

5.5           The Co-Lead Underwriters will notify the Trust when, in their opinion, the Underwriters have ceased distribution of the Purchased Securities and shall, as soon as practicable, provide the Trust with a breakdown in writing of the number of Purchased Securities distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

Article 6
Material Changes

6.1	(a)
During the period from the date hereof until the completion of the distribution of the Purchased Securities and at any time when a prospectus relating to the Purchased Securities is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), the Trust or Penn West shall promptly notify the Underwriters, in writing, with full particulars of:

(i)
any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), earnings, capital or ownership or condition (financial or otherwise) of the Trust, Penn West or any of their respective subsidiaries; or

(ii)
any change in any matter covered by a statement in respect of the Trust, contained in the Canadian Prospectus, the Registration Statement, the U.S. Base Prospectus, the U.S. Final Prospectus, any Subsequent Disclosure Documents or any Prospectus Amendment or amendment or supplement to any of them or any other part of the documents incorporated by reference therein; or

(iii)	any other event or circumstance in respect of the Trust, Penn West or their respective subsidiaries;

of which it is aware and which:

(iv)
is, or may be, of such a nature as to render Canadian Prospectus, any Prospectus Amendment or any other part of the documents incorporated by reference therein misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any of the Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Trust Units, or

(v)
results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Base Prospectus or U.S. Final Prospectus in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Base Prospectus or U.S. Final Prospectus, in light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement, the U.S. Base Prospectus or the U.S. Final Prospectus to comply with the requirements of the U.S. Securities Act and the published rules and regulations thereunder.

(b)
The Trust or Penn West shall in good faith discuss with the Co-Lead Underwriters any change, event or circumstance (actual or proposed within the knowledge of the Trust or Penn West) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.2 below.

6.2           The Trust shall promptly comply, to the reasonable satisfaction of the Underwriters and their counsel, with any applicable filing and other requirements under Securities Laws or the U.S. Securities Act or the rules thereunder arising as a result of any change, event or circumstance referred to in section 6.1 above and shall prepare and file under all applicable Securities Laws and under the U.S. Securities Act and the rules thereunder, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Securities Laws and under the U.S. Securities Act and the rules thereunder, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement or the U.S. Final Prospectus as may be required under applicable Securities Laws or the U.S. Securities Act or the rules thereunder; provided that the Trust shall allow the Underwriters and their counsel to participate fully in the preparation of any such Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement or the U.S. Final Prospectus and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to responsibly execute the certificate required to be executed by them in any Prospectus Amendment, and the Underwriters shall have approved the form of any Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement or the U.S. Final Prospectus, such approval not to be unreasonably withheld and provided in a timely manner (provided that the Underwriters are able to responsibly execute the certificate required to be executed by them in any such document).  The Trust shall further promptly deliver to the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement or the U.S. Final Prospectus signed as required by applicable Securities Laws and each Subsequent Disclosure Document in the English and French languages, such number of commercial copies of each Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement or the U.S. Final Prospectus as the Underwriters may reasonably request, in the same manner as set forth in section 4.1 hereof, as well as opinions and letters with respect to each such Prospectus Amendment or amendment or supplement to the U.S. Base Prospectus, the Registration Statement or the U.S. Final Prospectus substantially similar to those referred to in sections 3.1(f) and 3.1(g) above.

6.3           The delivery to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Trust and Penn West, jointly and severally, with respect to the Canadian Prospectus, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of section 3.2 above.  Such delivery shall also constitute the consent of the Trust to the use of the Canadian Prospectus, as amended by such Prospectus Supplement or Subsequent Disclosure Document, by the Underwriters in connection with the distribution of the Purchased Securities in the Provinces and to the use of the U.S. Base Prospectus and the U.S. Final Prospectus, as amended, by the Underwriters in connection with the offer and sale of the Purchased Securities in the United States.

6.4           During the period commencing on the date hereof and ending on the completion of the distribution of the Purchased Securities, the Trust or Penn West will promptly inform the Underwriters of the full particulars of:

(a)
any request of any Securities Commission or the SEC for any amendment to the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Base Prospectus, the U.S. Final Prospectus or any amendment or supplement thereto or any part of the Public Record or for any additional information;

(b)
the issuance by any Securities Commission, the SEC, or by any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; or

(c)
the receipt by the Trust or Penn West of any material communication from any Securities Commission, the SEC, the TSX, the NYSE or any other competent authority relating to the Prospectus Supplement, the Base Prospectus, any Prospectus Amendment, the Registration Statement, the U.S. Base Prospectus, the U.S. Final Prospectus or any amendment or supplement thereto, any other part of the Public Record or the distribution of the Purchased Securities.

Article 7
Representations, Warranties and Covenants

7.1           Each of the Trust and Penn West jointly and severally represents, warrants and covenants to and with the Underwriters and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Purchased Securities, that:

(a)
the Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta, and CIBC Mellon Trust Company has been duly appointed as the sole trustee of the Trust pursuant to the Trust Indenture;

(b)	the Trust has the trust capacity and power to own its assets and to conduct its affairs as is or will be described in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(c)
Penn West and each of the Trust’s other subsidiaries (i) has been duly incorporated, amalgamated or organized, as applicable, and is validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or organization, as applicable, (ii) has all requisite trust, corporate or partnership power and authority, as applicable, to own, lease and operate its properties and conduct its business as is or will be described in the Canadian Prospectus, the Disclosure Package and the U.S. Prospectus, and (iii) is duly qualified to carry on such business in the respective jurisdictions under which they were incorporated, amalgamated or organized, as applicable, and each other jurisdiction in which a material portion of such business is carried on and is in good standing under the laws of each such jurisdiction which requires such qualification; except in each clause (i), (ii) and (iii) where the failure to do so would not, individually or in the aggregate, have a material adverse effect on the condition, financial or otherwise, or on the earnings, business affairs or business prospects of the Trust and its subsidiaries, taken as a whole (a "Material Adverse Effect");

(d)
the Trust has the requisite trust power, authority and capacity to issue the Purchased Securities (including to grant the Option and to issue the Option Securities upon the exercise of such Option), and each of the Trust and Penn West has the requisite trust power, authority and capacity to enter into this Agreement and to perform its obligations hereunder;

(e)
each of the Trust and Penn West has the necessary trust or corporate power and authority to execute and deliver the Prospectus Supplement, the Base Prospectus, the Registration Statement, the U.S. Base Prospectus, the U.S. Final Prospectus and, if applicable, will have the necessary trust or corporate power and authority to execute and deliver any Prospectus Amendment and any amendment to the Registration Statement prior to the filing thereof, and all necessary trust or corporate action has been taken by each of the Trust and Penn West to authorize the execution and delivery by it of such documents and the filing thereof, as the case may be, with the Securities Commissions and the SEC, as applicable;

(f)
each of the Trust and Penn West has the necessary trust or corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to carry out the transactions contemplated herein and by the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus and any Prospectus Amendment, and this Agreement has been duly authorized, executed and delivered by the Trust and Penn West and constitutes a legal, valid and binding obligation of each of the Trust and Penn West enforceable against it in accordance with its terms subject to the qualifications set forth in the opinion of Burnet, Duckworth & Palmer LLP to be delivered pursuant to section 9.1(d);

(g)
the execution and delivery of this Agreement, the performance by the Trust and Penn West of their obligations hereunder, the sale and delivery by the Trust at the Closing Time of the Purchased Securities: (i) do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with (A) any statute, rule or regulation applicable to the Trust or its subsidiaries; (B) any terms, conditions or provisions of the Trust Indenture or the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), or securityholders of the Trust or its subsidiaries which are in effect at the date hereof; (C) any terms, conditions or provisions of any indenture, agreement or instrument to which any of the Trust or its subsidiaries is a party or by which it is contractually bound; or (D) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or its subsidiaries or their properties or assets; and (ii) will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Trust or it subsidiaries pursuant to any material mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Trust or its subsidiaries is a party or by which it is bound or to which any of the property or assets of the Trust or its subsidiaries is subject; except in the case of clauses i(C), i(D) and (ii) above for any breach or conflict, or any lien, charge or encumbrance that would not, individually or in the aggregate, result in a Material Adverse Effect or materially and adversely effect the ability of the Trust or Penn West to perform any of their respective obligations under this Agreement;

(h)
except such as shall have been made or obtained before the Closing Date, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Trust and Penn West of this Agreement, the sale of the Purchased Securities as contemplated herein, or the completion by the Trust and Penn West of the transactions contemplated herein;

(i)
none of the Trust or its subsidiaries is in violation of its constating documents or by-laws in any material respect; and none of the Trust or its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreements or instrument to which it is a party or by which it may be bound or to which any of its property or assets is subject, except for any defaults that would not, individually or in the aggregate, result in a Material Adverse Effect;

(j)	CIBC Mellon Trust Company, at its principal offices in Toronto, Ontario and Calgary, Alberta, has been duly appointed as the registrar and transfer agent in respect of the Trust Units;

(k)
the issuance of the Trust Units is authorized under the Trust Indenture and the Trust Indenture authorizes the Trust to issue an unlimited number of Trust Units.  As of the date hereof, there are issued and outstanding not more than 390,000,000 Trust Units. All the issued and outstanding Trust Units have been duly and validly authorized and issued as fully paid and non-assessable. The Purchased Securities referred to in this Agreement will at the Closing Date be duly and validly allotted and issued as fully paid and non-assessable;

(l)
except in connection with the Trust's asset disposition program in a scope consistent with the disclosure thereof contained in the Public Record and the Canadian Prospectus and the U.S. Final Prospectus, no person has any agreement, option, right or privilege with or against the Trust or any subsidiary of the Trust for the purchase, subscription or issuance of any securities of the Trust or its subsidiaries except for Trust Units issuable pursuant to the Trust’s trust unit rights incentive plan, employee retirement savings plan, and distribution reinvestment and optional trust unit purchase plan and outstanding convertible debentures of the Trust;

(m)
all the issued and outstanding shares, units and other equity interests in the capital of Penn West and the Trust's other subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable, and all outstanding shares, units and other equity interests in the capital of Penn West and the Trust's other subsidiaries are owned directly or indirectly by the Trust free and clear of any perfected security interest or any other security interest, claim, lien or encumbrance;

(n)
each of the Trust and its subsidiaries has conducted its business in compliance in all material respects with all applicable laws, regulations and rules of each jurisdiction in which its business is carried on and holds and maintains in good standing all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business or to own, lease or operate its properties and assets (including without limitation any rights or registrations relating to any intellectual property rights) except where the failure to hold and maintain any licences, leases, permits, authorizations or other approvals would not have, individually or in the aggregate, a Material Adverse Effect;

(o)
the Trust and its subsidiaries have good and marketable title to, or the right to use of, the property and assets that are material to the operation of their businesses free and clear of all liens, except defects in title or rights to use and liens (including in respect of any action, suit, proceeding or inquiry, whether instituted, pending or, to the knowledge of either of the Trust or Penn West, threatened, or whether or not discovered by any third party) that would not reasonably be expected to have a Material Adverse Effect;

(p)
except as is or will be otherwise disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, and except for property dispositions as disclosed in the Public Record, there has been no adverse material change to the Trust’s oil and natural gas reserves as reported in the GLJ Report, Sproule Canetic Report and Sproule Vault Report (each as defined in the Trust's Annual Information Form dated March 26, 2008) (collectively, the "Reserve Reports") by independent reserve engineers (the "Independent Reserve Engineers") since the date of the Reserve Reports, and the Reserve Reports fairly present the determination of the Trust’s oil and natural gas reserves attributable to the properties evaluated in such Reserve Reports and the production profile and costs associated therewith, as of the effective date of the Reserve Reports; and Penn West made available to the Independent Reserve Engineers, prior to the issuance of the Reserve Reports, all information requested by the Independent Reserve Engineers for the purposes of preparing the Reserve Reports, which information did not contain any material misrepresentation or omission;

(q)
except as is or will be otherwise disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus and except as would not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect, (i) each of the Trust and its subsidiaries have been and are in compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign ("Environmental Laws") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance; (ii) each of the Trust and its subsidiaries have obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "Environmental Permits") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit; (iii) none of the Trust nor any of its subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for any offence alleging, non-compliance with any Environmental Laws, or liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and neither the Trust nor any of its subsidiaries (including, if applicable, any predecessor companies) have settled any allegation of non-compliance or liability short of prosecution; and (iv) there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust or its subsidiaries, nor have either the Trust or any of its subsidiaries received notice of any of the same and which orders, directions or notices remain outstanding as unresolved;

(r)
in the ordinary course of its business, Penn West periodically reviews the effect of Environmental Laws on the business, operations and properties of the Trust and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Penn West has reasonably concluded that such associated costs and liabilities are reflected in all material respects in the financial statements of the Trust incorporated or deemed to be incorporated by reference in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(s)
no labour dispute with the employees of the Trust or any of its subsidiaries exists or, to the knowledge of the Trust or Penn West, is threatened or imminent, and the Trust and Penn West are not aware of any existing or imminent labour disturbance by the employees of the Trust’s or any of its subsidiaries’ principal suppliers, contractors or customers, in each case that would reasonably be expected to have a Material Adverse Effect;

(t)
the Trust and each of its subsidiaries are in compliance in all material respects with all presently applicable provisions of Canadian federal and provincial pension and employee benefit laws and have not incurred and do not expect to incur liability under such laws in excess of similar liabilities that are reflected in the financial statements of the Trust incorporated or deemed to be incorporated by reference in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, except where such liability would not individually or in the aggregate have a Material Adverse Effect;

(u)
each of the Trust and its subsidiaries, taken as a whole, are insured by insurers of, to the knowledge of the Trust and Penn West, recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring the Trust and its subsidiaries, taken as a whole, or its business, assets, employees, officers and directors, are in full force and effect; there are no material claims by any of the Trust or its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause;

(v)
except as is or will be otherwise disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, or except as would not individually or in the aggregate, result in a Material Adverse Effect, all tax returns required to be filed by the Trust and its subsidiaries have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been paid, other than those being contested in good faith and for which adequate reserves have been provided;

(w)
the Trust qualifies as a "mutual fund trust" and a "unit trust" under the Tax Act, and the Trust is not a "SIFT" trust within the meaning of the Tax Act, and the completion of the issuance and sale of the Purchased Securities hereunder shall not cause the Trust to cease to be a "mutual fund trust" or "unit trust" or to become a "SIFT" trust;

(x)
for the most recently ended taxable year, the Trust was not a passive foreign investment company ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986 (the "Code"), as amended; the Trust reasonably believes it is not likely to become a PFIC in subsequent taxable years; and the Trust has not received any communication from any individual at the United States Internal Revenue Service asserting that the Trust was a PFIC for the most recently ended taxable year;

(y)
the Trust is not, and after giving effect to the sale of the Purchased Securities and the application of the proceeds therefrom as described in the Disclosure Package or to be described under the heading "Use of Proceeds" in the Prospectus Supplement and the U.S. Final Prospectus will not be, required to be registered as an "investment company" within the meaning of that term under the United States Investment Company Act of 1940, as amended, and the rules and regulations thereunder;

(z)	at the time of filing the Registration Statement the Trust was not an "ineligible issuer," as defined under Rule 405 under the U.S. Securities Act;

(aa)
the Trust is a reporting issuer or the equivalent in each of the provinces of Canada having such a concept; the Trust is not in default in any material respect of any requirement of Securities Laws, the U.S. Exchange Act or the U.S. Securities Act; and the Trust is a "foreign private issuer" as defined under Rule 405 of the U.S. Securities Act;

(bb)
the issued and outstanding Trust Units are listed and posted for trading on the TSX and the NYSE and the Purchased Securities will be conditionally approved for listing and posting for trading on the TSX, and will be approved for listing, subject to official notice of issuance, on the NYSE, by no later than the Closing Date;

(cc)
the Trust is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Provinces and the entering into of this Agreement will not cause the Final Receipt to no longer be effective;

(dd)
the consolidated financial statements of the Trust incorporated by reference in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, together with the related notes and the audited related supplemental notes entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles" as at December 31, 2007 and 2006 and for each of the years in the two year period ended December 31, 2007 and the unaudited related supplemental note entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles" as at September 30, 2008 and for the nine months ended September 30, 2008 and 2007 (the "Trust Financial Statements"): (i) present fairly the information contained therein at the dates and for the periods indicated, (ii) comply in all material respects with the applicable requirements of Securities Laws and, with respect to the Registration Statement, the Disclosure Package and the U.S. Final Prospectus, the U.S. Securities Act, and (iii) have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") applied on a consistent basis (except as otherwise described therein), and such consolidated financial statements have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 under Form 20-F under the U.S. Exchange Act, in each case applied on a consistent basis throughout the periods involved (except as noted therein), and such reconciliations comply with the applicable accounting rules of the SEC and the U.S. Exchange Act;

(ee)
the consolidated financial statements of Canetic incorporated by reference in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, together with the related notes (the "Canetic Financial Statements"): (i) present fairly the information contained therein at the dates and for the periods indicated, (ii) comply in all material respects with the applicable requirements of Securities Laws and, with respect to the Registration Statement and the U.S. Final Prospectus, the U.S. Securities Act, and (iii) have been prepared in accordance with Canadian GAAP applied on a consistent basis (except as otherwise described therein), and such consolidated financial statements have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 under Form 20-F under the U.S. Exchange Act, applied on a consistent basis throughout the periods involved (except as noted therein), and such reconciliations comply with the applicable accounting rules of the SEC and the U.S. Exchange Act;

(ff)
the pro forma consolidated financial statements of the Trust and related notes thereto in respect of the acquisition of Canetic and the unaudited related supplemental note entitled "Differences Between Canadian and United States Generally Accepted Accounting Principles" for the year ended December 31, 2007 (the "Canetic Pro Forma Statements") incorporated by reference in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus: (i) present fairly the information contained therein at the dates and for the periods indicated, (ii) comply in all material respects with the requirements of applicable Securities Laws and, with respect to the Registration Statement and the U.S. Final Prospectus, the U.S. Securities Act, and (iii) have been properly presented on the basis described therein, and the assumptions used in the preparation thereof are reasonable and adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein, and such pro forma consolidated financial statements have been reconciled to generally accepted accounting principles in the United States in accordance with Item 18 under Form 20-F under the U.S. Exchange Act, applied on a consistent basis throughout the periods involved (except as noted therein), and such reconciliations comply with the applicable accounting rules of the SEC and the U.S. Exchange Act;

(gg)
the accountants who audited the audited Trust Financial Statements incorporated by reference in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus are, and during the period covered by their report thereon were, (1) independent public accountants with respect to the Trust as required by the U.S. Securities Act and the applicable rules and regulations thereunder, and (2) objective with respect to the Trust within the meaning of the Rules of Professional Conduct of the Canadian Institute of Chartered Accountants and independent chartered accountants with respect to the Trust as prescribed by Securities Laws;

(hh)
the accountants who audited the audited Canetic Financial Statements incorporated by reference in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus are, and during the period covered by their report thereon were, (1) independent public accountants with respect to Canetic as required by the U.S. Securities Act and the applicable rules and regulations thereunder, and (2) objective with respect to Canetic within the meaning of the Rules of Professional Conduct of the Canadian Institute of Chartered Accountants and independent chartered accountants with respect to Canetic as prescribed by Securities Laws;

(ii)
any selected financial information or data set forth in the Canadian Prospectus, the Disclosure Package, the U.S. Final Prospectus or the Registration Statement fairly present, on the basis stated therein, the information included therein;

(jj)
the inclusion or incorporation by reference of any non-GAAP financial measures in the Registration Statement, the Disclosure Package and the U.S. Final Prospectus complies with the requirements of Regulation G under the U.S. Exchange Act to the extent such requirements are applicable to the Trust;

(kk)	since the respective dates as of which information is given in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, except as otherwise stated therein:

(i)
except for changes resulting from changes, effects, events, occurrences or changes in facts in (A) the Canadian or United States economies or financial, currency exchange, securities or commodities markets in general or the general markets for crude oil and natural gas on a current or forward basis or (B) the Canadian or United States oil and gas industry in general, there has not been any adverse material change in the condition (financial or otherwise), capital, assets, liabilities (absolute, accrued, contingent or otherwise) earnings, operations, business affairs or business prospects of the Trust and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business;

(ii)
the Trust and its subsidiaries have carried on business in the ordinary course in all material respects and there have been no transactions entered into by the Trust or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Trust and its subsidiaries, taken as a whole; and

(iii)
except for regular monthly distributions on the Trust Units in the amounts and at the times disclosed, there has been no dividend or distribution of any kind declared, paid or made by the Trust on its securities;

(ll)
there are no actions, suits, proceedings or inquiries, whether on behalf of or against the Trust or any of its subsidiaries, to the knowledge of the Trust or Penn West, pending or threatened against or affecting the Trust, Penn West or any of the Trust’s other subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency, authority, body or instrumentality, domestic or foreign, or any arbitrator which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or have a material adverse effect on the consummation of any of the transactions contemplated by this Agreement;

(mm)
neither the Trust nor Penn West has any knowledge of any currently exercisable rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any material property or assets of the Trust or its subsidiaries;

(nn)	except as disclosed in the Trust Financial Statements, the Canetic Financial Statements and the Canetic Pro Forma Statements, the Trust does not have any material contingent liabilities;

(oo)	the Purchased Securities referred to in this Agreement have attributes substantially as shall be set forth in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus;

(pp)
the Trust has established and maintains "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) which as of the date of the last audited Trust Financial Statements was sufficient to provide reasonable assurance that:

(i)	transactions are executed in accordance with management’s general or specific authorization;

(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets;

(iii)	access to assets is permitted only in accordance with management's general or specific authorization; and

(iv)
the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; except as disclosed in the Canadian Prospectus, the Disclosure Package and the U.S. Final Prospectus, since the end of the Trust’s most recent audited fiscal year, to the knowledge of the Trust and Penn West (A) neither management of the Trust or Penn West nor the accountants who audited the audited Trust Financial Statements have identified any material weaknesses in the Trust’s internal control over financial reporting (whether or not remediated) and (B) there has not been any change in the Trust’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Trust’s internal control over financial reporting;

(qq)
the Trust has established and maintains "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act and National Instrument 52-109 of the Canadian Securities Administrators); and such disclosure controls and procedures are effective to perform the functions for which they were established; neither the Trust nor Penn West is aware of: (i) any significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Trust's ability to record, process, summarize, and report financial information; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Trust's internal control over financial reporting; any material weaknesses in the design or operation of internal control over financial reporting of which the Trust is aware have been identified for the Trust’s auditors; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal control over financial reporting that are reasonably likely to materially adversely affect internal control over financial reporting;

(rr)
there is and has been no failure on the part of the Trust, Penn West or any of their respective trustees, directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection thereunder, including Sections 302 and 906 related to certifications, in each case applicable to the Trust, Penn West or any of their respective trustees, directors or officers, in their capacities as such except for any failure that would not, individually or in the aggregate, result in a Material Adverse Effect or materially and adversely affect the ability of the Trust or Penn West to perform any of their respective obligations under this Agreement;

(ss)
to the knowledge of the Trust, the Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) and 8(e) of the U.S. Securities Act, and the Trust is not the subject of a pending proceeding under Section 8A of the U.S. Securities Act in connection with the offering of the Purchased Securities;

(tt)
neither the sale of the Purchased Securities by the Trust hereunder nor the use of proceeds thereof will cause any U.S. person participating in the offering, either as underwriter and/or purchaser of the Purchased Securities, to violate the regulations of the United States Treasury Department set forth under 31 CFR, Subtitle B, Chapter V, as amended, or any enabling legislation or executive order relating thereto (the “Sanctions Regulations”);

(uu)
neither the Trust nor any of its subsidiaries will take, directly or indirectly, any action that will result in a violation by any U.S. person participating in the offering of the Sanctions Regulations with respect to the sale of the Purchased Securities hereunder and the use of proceeds thereof. Without limiting the foregoing, the Trust will not use the proceeds of the sale of the Purchased Securities to fund any activities or business with any entity or individual with respect to which U.S. persons are prohibited from doing business under the Sanctions Regulations;

(vv)
the Trust and its subsidiaries have not, directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada), or the rules and regulations promulgated thereunder;

(ww)
there are no franchises, contracts or documents which are required to be described in the Canadian Prospectus, the Disclosure Package, the U.S. Final Prospectus or the Registration Statement or to be filed as exhibits thereto which have not been so described or filed as required; and there are no reports or information that in accordance with the requirements of the Securities Commissions or the SEC must be made publicly available in connection with the offering of the Purchased Securities that have not been made publicly available as required; and there are no documents, other than the Prospectus Supplement relating to the Purchased Securities, required to be filed with the Securities Commissions in connection with the Base Prospectus or Registration Statement that have not been filed as required;

(xx)
except as permitted by law, neither the Trust nor Penn West, nor any affiliate of either, has taken, nor will the Trust, Penn West or any affiliate of either, take, directly or indirectly, any action which is designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any securities of the Trust to facilitate the sale or resale of the Purchased Securities;

(yy)	the Trust has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Purchased Securities;

(zz)
none of the Trust or any of its subsidiaries has incurred any liability for any finder's fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Underwriters pursuant to this Agreement;

(aaa)
the Trust and its subsidiaries are in compliance with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Trust and its subsidiaries would have any liability; the Trust and its subsidiaries have not incurred and do not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (ii) Sections 412 or 4971 of the Code; and each “pension plan” for which the Trust or its subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification;

(bbb)
no forward looking statement within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act contained in the U.S. Final Prospectus, the Disclosure Package, the Registration Statement, or any other document filed with the SEC, and no forward-looking information within the meaning of Securities Laws contained in the Prospectus Supplement or the Base Prospectus, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith;

(ccc)
no Securities Commission or similar regulatory authority, and none of the TSX, the NYSE or the SEC, has issued any order which is currently outstanding preventing or suspending trading in any securities of the Trust, no such proceeding is, to the knowledge of the Trust, pending, contemplated or threatened and the Trust is not in material default of any requirement of Securities Laws or of the U.S. Exchange Act, the U.S. Securities Act or the regulations thereunder;

(ddd)
the statements in the Canadian Prospectus and the U.S. Final Prospectus under the headings "Certain Income Tax Considerations" and "Plan of Distribution", and in the Canadian Prospectus, the U.S. Final Prospectus and the Disclosure Package under the heading "Description of Securities" (insofar as it relates to the Purchased Securities), insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(eee)
the Trust will promptly file all reports required to be filed by it with the Securities Commissions under applicable Securities Laws, and with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Purchased Securities, and during such same period will advise the Co-Lead Underwriters, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Purchased Securities, of the suspension of the qualification of such Purchased Securities for offering or sale in any of the Provinces and the United States, of the initiation or threat, to the knowledge of the Trust or Penn West, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Registration Statement, the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus or for additional information relating to the Purchased Securities; and the Trust will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Purchased Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Purchased Securities or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(fff)
as soon as practicable, the Trust will make generally available to its security holders an earnings statement or statements of the Trust and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder; and

(ggg)
the Trust will arrange, if necessary, for the qualification of the Purchased Securities for sale under the laws of the Provinces and the United States and any state therein and will maintain such qualifications in effect so long as required for the distribution of the Purchased Securities; provided that in no event shall the Trust be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Purchased Securities, in any jurisdiction where it is not now so subject.

7.2           Each of the Trust and Penn West covenants and agrees with and in favour of the Underwriters that the proceeds received by the Trust from the Underwriters from the sale of the Purchased Securities will be used for the purposes described or to be described in the Prospectus Supplement, the Disclosure Package and the U.S. Final Prospectus.

7.3           Except as contemplated by this Agreement, during the period commencing on the date hereof and ending on the date which is ninety (90) days from the Closing Date (the "Lock-Up Period"), neither the Trust nor Penn West will, without the prior written consent of the Co-Lead Underwriters, which consent shall not be unreasonably withheld, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Trust Units, or financial instruments or securities convertible or exchangeable into Trust Units, or publicly announce its intention to do so or file a registration statement with the SEC in respect thereof (and for greater certainty, will not offer, sell or issue or announce the intention to offer, sell or issue, any Trust Units pursuant to an "at-the-market distribution" pursuant to the Trust’s prospectus supplement and Equity Distribution Agreement, each dated June 18, 2008 (the "ATM Program"), except as described below), except pursuant to (i) the Trust's Trust Unit rights incentive plan, (ii) the Trust’s employee Trust Unit retirement savings plan, (iii) the Trust’s dividend reinvestment and optional Trust Unit purchase plan, (iv) the conversion of the Trust’s outstanding convertible debentures on the date hereof, (v) an arm's length acquisition, merger, consolidation or amalgamation with any company or companies or other entity, and (vi) the ATM Program up to a maximum of U.S.$20,000,000 of Trust Units in the aggregate.

7.4           Unless the Trust and the Co-Lead Underwriters otherwise agree in writing, neither the Trust nor Penn West nor any Underwriter has made and none of them will make any offer relating to the Purchased Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Annex C hereto.  Any such free writing prospectus consented to by the Co-Lead Underwriters, the Trust or Penn West is hereinafter referred to as a "Permitted Free Writing Prospectus."  Each of the Trust and Penn West agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.

Article 8
Closing

8.1           The closing of the purchase and sale of the Purchased Securities shall take place at the Closing Time at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta or at such other time and place as may be agreed upon in writing by the Trust and the Co-Lead Underwriters.

8.2           At the Closing Time, the Trust shall deliver to CDS Clearing and Depository Services Inc. ("CDS"), on behalf of the Underwriters, a certificate or certificates representing the Purchased Securities registered in the name of "CDS & Co." or in such other name or names as the Co-Lead Underwriters may notify the Trust not less than two business days before the Closing Date. The Co-Lead Underwriters shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Purchased Securities to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Purchased Securities are to be allocated in the book-based system. The delivery of the certificate or certificates to CDS shall be made against payment by the Underwriters to the Trust of the aggregate purchase price for the Purchased Securities purchased by the Underwriters.

8.3           At the Closing Time, the Trust shall pay the Underwriting Fee to the Underwriters by wire transfer in immediately available funds as directed by the Underwriters, provided that payment of the Underwriting Fee may be made and satisfied by the Underwriters deducting the amount of the Underwriting Fee from the purchase price for the Purchased Securities to be paid by the Underwriters to the Trust at the Closing Time.

Article 9
Conditions Precedent

9.1           The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions each of the Trust and Penn West jointly and severally covenant to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time.  If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have.  At the Closing Time:

(a)
the Underwriters shall have received a certificate of Penn West, both on behalf of itself and in its capacity as administrator of the Trust, dated the Closing Date, signed on behalf of Penn West by its Chief Executive Officer and its Executive Vice-President & Chief Financial Officer or such other senior officers satisfactory to the Underwriters, certifying that:

(i)	each of the Trust and Penn West has complied with and satisfied all covenants, terms and conditions of this Agreement on their part to be complied with or satisfied at or prior to the Closing Time;

(ii)
the representations and warranties of the Trust and Penn West contained herein are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(iii)
no event of a nature referred to in section 10.1(a), 10.1(b), 10.1(c) or 10.1(d)(i) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of section 10.1(b) hereof any requirement of an Underwriter to make a determination as to whether or not any event or change has, in the Underwriter's opinion, had or would have the effect specified therein); and

(iv)
there has been no adverse material change, financial or otherwise, as at the Closing Date, in the business, earnings, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust and its subsidiaries (taken as a whole) from that disclosed in the Prospectus Supplement or any Prospectus Amendment and in the Disclosure Package and the U.S. Final Prospectus,

and the Underwriters shall have no knowledge to the contrary;

(b)
the Trust shall have furnished to the Underwriters evidence that the Purchased Securities have been conditionally approved for listing and trading on the TSX and approved for listing, subject to official notice of issuance, on the NYSE, and that the Purchased Securities will be posted for trading on the TSX and the NYSE on the Closing Date, subject to customary filings;

(c)
the Underwriters shall have received a comfort letter of each of the Trust's auditors and Canetic’s auditors, addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letters or letters of such auditors referred to in section 3.1(g) hereof forward to the Closing Time, which comfort letters shall be based on a review having a cut-off date not more than two business days prior to the Closing Date;

(d)
the Underwriters shall have received legal opinions, dated the Closing Date, from Dorsey & Whitney LLP, U.S. counsel for the Trust, to the effect set forth in Annex A hereto, from Burnet, Duckworth & Palmer LLP, Canadian counsel for the Trust, to the effect set forth in Annex B hereto, from Shearman & Sterling LLP, U.S. counsel for the Underwriters, with respect to the issuance and sale of the Purchased Securities in the United States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Underwriters may reasonably require, and from Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, with respect to the issuance and sale of the Purchased Securities in Canada and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Trust and that counsel for the Underwriters and counsel for the Trust may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations;

(e)
the Underwriters shall have received written confirmation from the Trust's registrar and transfer agent of the number of Trust Units issued and outstanding as of the day immediately prior to the Closing Date; and

(f)
prior to the Closing Time, the Trust and Penn West shall have furnished to the Co-Lead Underwriters such further information, certificates and documents as the Co-Lead Underwriters may reasonably request.

Article 10
Termination

10.1           In addition to any other remedies which may be available to the Underwriters, the Underwriters (collectively, or any one of them individually) shall be entitled, at their option, to terminate and cancel their respective obligations under this Agreement, without any liability on their part, if prior to the Closing Time:

(a)
any order to cease or suspend trading in any securities of the Trust or any of its subsidiaries, or prohibiting or restricting the distribution of the Purchased Securities is made, or any stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Purchased Securities has been issued, or proceedings are announced or commenced or, to the Trust's or Penn West's knowledge, threatened for the making of any such order, by any Securities Commission, the SEC or similar regulatory authority, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)
any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust or any of its subsidiaries is announced or commenced or any order is issued by any Securities Commission, the SEC or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them) acting reasonably, the announcement, commencement or issuance thereof, or change, as the case may be, adversely affects the trading or distribution of the Purchased Securities;

(c)	the Trust or Penn West shall be in breach of, default under or non-compliance in any material respect with any representation, warranty, covenant, term or condition of this Agreement;

(d)
(i) there shall occur any change as is contemplated in section 6.1(a) hereof (other than a change related solely to the Underwriters) or, (ii) as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Trust Units;

(e)
(i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, or (ii) there will have been any attack on, outbreak or escalation of hostilities or acts of terrorism involving Canada or the United States, any declaration of war by Canada or the United States or any other substantial national or international calamity or emergency, either of which, in the opinion of the Underwriters (or any one of them) acting reasonably: (A) materially adversely affects or involves, or will materially adversely affect or involve the financial markets in Canada or the United States or the business, operations or affairs of the Trust and its subsidiaries (taken as a whole); or (B) is expected to prevent, suspend or materially restrict the trading in the Purchased Securities;

(f)
there should occur any suspension of trading in securities generally on the TSX or the NYSE or limitation on prices (other than limitations on hours or number of days of trading) for securities on such exchange for a period of time that is greater than two (2) full consecutive trading days; or

(g)
there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would reasonably be expected to have a material adverse effect on the market price or value of the Trust Units.

Any such termination shall be effected by an Underwriter or the Underwriters giving written notice to the Trust at any time prior to the Closing Time.  In the event of a termination by any of the Underwriters pursuant to this section 10.1, there shall be no further liability on the part of the other Underwriters or of the Trust or Penn West to such Underwriters except in respect of the payment of such of the expenses referred to in Article 13 hereof payable by the Trust as shall previously have been incurred and any liability of the Trust and Penn West to such Underwriters which may have arisen or may thereafter arise under Article 12 hereof.

Article 11
Conditions

11.1           All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Purchased Securities by notice in writing to that effect given to the Trust and Penn West at or prior to the Closing Time.  The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Article 12
Indemnification and Contribution

12.1           Each of the Trust and Penn West shall jointly and severally indemnify and hold harmless each of the Underwriters and the Underwriters' directors, officers, shareholders, agents and employees and each person who controls any Underwriter within the meaning of section 15 of the U.S. Securities Act or section 20 of the U.S. Exchange Act (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Purchased Securities), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:

(a)
any information or statement (except any information or statement relating solely to the Underwriters or any of them) in the Canadian Prospectus or any Prospectus Amendment or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b)
any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the U.S. Base Prospectus, the U.S. Final Prospectus, any Prospectus Amendment, or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information relating solely to the Underwriters or any of them that has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)
any order made or any inquiry, investigation or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them that has been provided in writing to the Trust by or on behalf of any Underwriter through the Co-Lead Underwriters specifically for inclusion therein) in the Canadian Prospectus, any Prospectus Amendment or the Public Record, preventing or restricting the trading in or the distribution of the Purchased Securities or any of them in any of the Provinces or in the United States;

(d)	the Trust not complying with any requirement of applicable Securities Laws or U.S. securities laws in connection with the transactions contemplated herein; and

(e)	any breach of, default under or non-compliance by the Trust or Penn West with any representation, warranty, term or condition of this Agreement.

12.2           In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Trust and Penn West shall jointly and severally contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriters on the other hand from the distribution of the Purchased Securities; or

(b)
if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Trust or Penn West on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received.  The relative benefits received by the Trust on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Purchased Securities received by the Trust is to the Underwriting Fee received by the Underwriters.  The relative fault of the Trust or Penn West on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Trust or Penn West (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1 hereof.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2.  Notwithstanding the provisions of this section 12.2, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

12.3           If any matter or thing contemplated by this Article 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Trust and the Underwriters of the nature of such claim (provided that any failure to so notify the Trust promptly shall relieve the Trust and Penn West of liability under this Article 12 only to the extent that such failure prejudices the Trust's or Penn West's ability to defend such claim), and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim.  Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Trust, Penn West or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party.  An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Trust; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Trust and/or Penn West and the Indemnified Party shall have received a written opinion from counsel acceptable to the Trust (acting reasonably) that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust or Penn West (in which case, if such Indemnified Party notifies the Trust in writing that it elects to employ separate counsel at the expense of the Trust, the Trust shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Trust and Penn West shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel).  The Trust and Penn West shall not be liable for any settlement of any action or suit effected without its written consent.  It is the intention of the Trust and Penn West to constitute each of the Underwriters as trustees, for the Underwriters' directors, officers, shareholders, agents and employees, and each person who controls any Underwriter of the covenants of the Trust and Penn West under sections 12.1 and 12.2 hereof with respect to the Underwriters' directors, officers, shareholders, agents and employees, and each person who controls any Underwriter, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Trust and Penn West agree that in case any legal proceedings or investigation shall be brought against or initiated against the Trust or Penn West by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Trust by one or more of the Underwriters, the Trust agrees to pay the Underwriter the reasonable costs (including an amount to reimburse the Underwriter for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

12.4           The rights provided in this Article 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

Article 13
Expenses

13.1           If the transactions herein contemplated are completed, all expenses of or incidental to the issue and offering of the Purchased Securities shall be borne by the Trust, including, without limitation, expenses payable in connection with the qualification of the Purchased Securities for distribution in the Provinces and in the United States; the preparation, printing, issuance and delivery of certificates for the Purchased Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Purchased Securities; if applicable, any registration or qualification of the Purchased Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the travel, transportation and other expenses in connection with presentations to prospective purchasers of the Purchased Securities; all other costs and expenses of the Trust and Penn West and their representatives incident to the performance by the Trust and Penn West of their obligations hereunder; the fees and expenses of counsel and auditors for the Trust; listing fees; and all costs incurred in connection with the preparation, translation, printing, filing and delivery of the Base Prospectus, the Prospectus Supplement, the Registration Statement, the U.S. Base Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement to any of them, excepting Underwriters' out-of-pocket expenses and the fees and expenses of counsel for the Underwriters.  The Underwriters' reasonable out-of-pocket expenses and fees and expenses of counsel for the Underwriters shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Trust, immediately upon receipt by the Trust of an invoice therefor, for all of the reasonable fees and expenses incurred by the Underwriters (including the reasonable fees and expenses of their counsel) if the sale of the Purchased Securities as contemplated herein is not completed other than by reason of default by any of the Underwriters.

Article 14
Several Obligations

14.1           The Underwriters' obligations to purchase the Purchased Securities at the Closing Time shall be several and not joint and the Underwriters' respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Purchased Securities to be purchased at that time:

CIBC World Markets Inc.	23.72%
BMO Nesbitt Burns Inc.	23.72%
RBC Dominion Securities Inc.	14.43%
Scotia Capital Inc.	14.43%
TD Securities Inc.	14.43%
HSBC Securities (Canada) Inc.	3.09%
Desjardins Securities Inc.	2.06%
FirstEnergy Capital Corp.	2.06%
Société Générale Securities Inc.	2.06%
100%

Subject to section 14.2, no Underwriter shall be obligated to take up and pay for any of the Purchased Securities to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Purchased Securities set out opposite their name above.

14.2           If one or more of the Underwriters fails to purchase its or their applicable percentage of the Purchased Securities at the Closing Time, and if the aggregate number of Purchased Securities not purchased is:

(a)
less than or equal to 10% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Purchased Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves; or

(b)
greater than 10% of the aggregate number of Purchased Securities agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Purchased Securities, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Purchased Securities which would otherwise have been purchased by the defaulting Underwriter or Underwriters;

and the remaining Underwriters shall also have the right, by notice in writing to the Trust, to postpone the Closing Time for a period not exceeding two business days.

In the event that the right to purchase under section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Trust and Penn West on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time.

Nothing in this Article 14 shall obligate the Trust to sell to any or all of the Underwriters less than all of the Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Trust or Penn West or to any non-defaulting Underwriter in respect of its default hereunder.  In the event of a termination by the Trust of its obligations under this Agreement, there shall be no further liability on the part of the Trust or Penn West to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article 12 or Article 13 hereof.

Article 15
Co-Lead Underwriters

15.1           All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Articles 10, 12, and 14 hereof may be taken by the Co-Lead Underwriters on the Underwriters' behalf, and this Agreement is the Trust's and Penn West's authority for dealing solely with, and accepting notification from, the Co-Lead Underwriters with respect to any such steps on their behalf.  Other than as set forth in this section 15.1, no action by any Underwriter shall be binding on any other Underwriter.

Article 16
Notices

16.1           Any notices or other communication to be given hereunder shall:

(a)
in the case of notice to the Trust or Penn West, be addressed to the attention of the Executive Vice-President & Chief Financial Officer at the address on page 1 hereof (facsimile: (403) 777-2699); and

(b)	in the case of notice to the Underwriters, be addressed to the Co-Lead Underwriters on behalf of the Underwriters as follows:

CIBC World Markets Inc. 9th Floor, Bankers Hall East 855 - 2nd Street SW Calgary AB T2P 5C5 Attention: Timothy W. Watson Facsimile: (403) 260-0524

-and-

BMO Nesbitt Burns Inc. 2200, 333 - 7th Avenue SW Calgary, AB T2P 2Z1 Attention: Eric L. Toews Facsimile: (403) 515-1535

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by facsimile, and shall be deemed to be given at the time faxed or delivered, if faxed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located).  Any party hereto may change its address for notice by notice to the other parties hereto given in the manner herein provided.

16.2           By the execution and delivery of this Agreement, each of the Trust and Penn West (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed DL Services, 1420 Fifth Avenue, Suite 3400, Seattle, Washington, 98101 (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Purchased Securities, that may be brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Trust or Penn West shall be deemed in every respect effective service of process upon the Trust or Penn West, as applicable, in any such suit or proceeding.  Each of the Trust and Penn West further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Purchased Securities shall be outstanding.

Article 17
Miscellaneous

17.1           Unless otherwise indicated all references herein to currency shall be to the lawful money of Canada.

17.2           The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Purchased Securities and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Purchased Securities.

17.3           Time shall be of the essence of this Agreement.

17.4           This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.  A signed counterpart of this Agreement provided by way of facsimile or other electronic transmission shall be as binding upon the parties as an originally signed counterpart.

17.5           If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17.6           Each of the Trust and Penn West acknowledges and agrees that (i) the purchase and sale of the Purchased Securities pursuant to this Agreement is an arm's-length commercial transaction between the Trust and Penn West, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Trust or Penn West, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Trust or Penn West with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Trust or Penn West on other matters) or any other obligation to the Trust or Penn West except the obligations expressly set forth in this Agreement and (iv) the Trust has consulted its own legal and financial advisors to the extent it deemed appropriate.  Each of the Trust and Penn West agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Trust or Penn West, in connection with such transaction or the process leading thereto.

17.7           This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.  Each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta.

17.8           The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Trust and Penn West with respect to the subject matter hereof.

17.9           The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the trustee of the Trust or any of the unitholders of the Trust and that any recourse against the Trust, the trustee of the Trust or any of the unitholders of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Trust Indenture.

17.10           The Trust agrees that, provided the Closing Date occurs on or prior to February 27, 2009, the Trust shall pay on the Purchased Securities, and the holders thereof who continue to own such Purchased Securities at the close of business on February 27, 2009 will be entitled to receive, on or about March 15, 2009, any distribution declared payable to the Trust's unitholders of record on February 27, 2009, and except as set forth above, the Trust and Penn West further agree that they shall not prior to the Closing Date declare or pay or establish a record date for any distributions to unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.23 per Trust Unit which is payable on February 15, 2009 to unitholders of record on January 31, 2009.  The Trust and Penn West agree that it is a material term of this Agreement and the determination of the Offering Price hereunder that the distribution expected to be paid in March 2009 to unitholders of record on February 27, 2009 be paid on the Purchased Securities.

17.11           Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
[intentionally left blank]

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Co-Lead Underwriters.  Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Trust of the Purchased Securities on the terms set out herein.  Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

CIBC WORLD MARKETS INC.		BMO NESBITT BURNS INC.

Per:	"Timothy W. Watson"	Per:	"Eric L. Toews"

RBC DOMINION SECURITIES INC.		SCOTIA CAPITAL INC.

Per:	"Darrell Law."	Per:	"Brett Undershute"

TD SECURITIES INC.		HSBC SECURITIES (CANADA) INC.

Per:	"Gregory B. Saksida"	Per:	"Rod A. McIsaac"

DESJARDINS SECURITIES INC.		FIRSTENERGY CAPITAL CORP.

Per:	"Andrew Bishop"	Per:	"Jamie Ha"

SOCIÉTÉ GÉNÉRALE SECURITIES INC.

Per:	"Martine Marin"

Per:	"Yvon Jeghers"

Accepted and agreed to effective January 29, 2009.

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.		PENN WEST PETROLEUM LTD.

Per:	"William Andrew"	Per:	"William Andrew"
	William Andrew	Name:	William Andrew
Title:	CEO	Title:	CEO

Per:	"Todd Takeyasu"	Per:	"Todd Takeyasu"
Name:	Todd Takeyasu	Name:	Todd Takeyasu
Title:	EVP & CFO	Title:	EVP & CFO

ANNEX A

Opinion of Dorsey & Whitney LLP

i
each of the Registration Statement and the U.S. Final Prospectus (except for the financial statements, financial statement schedules and other financial data, and Reserve Engineer Information (as defined below) included or incorporated by reference therein or omitted therefrom, as to which such counsel need express no opinion), as of its respective effective or issue date, appears on its face to be appropriately responsive in all material respects to the applicable requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act (the “Rules and Regulations”); the Form F-X of the Trust, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act, including the U.S. Securities Act Regulations;

ii
no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Trust or Penn West under any Applicable Law for the issuance or sale of the Purchased Securities or the performance by the Trust or Penn West of their respective obligations under the Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Agreement except that, “Applicable Law” does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states;

iii
the Purchased Securities, when issued and delivered, will conform in all material respects to the description contained in each of the U.S. Final Prospectus and the Disclosure Package, under the heading "Description of Securities";

iv
the Trust is not and, after giving effect to the offering and sale of the Purchased Securities and the application of the proceeds therefrom as described in each of the U.S. Final Prospectus and the Disclosure Package under the heading "Use of Proceeds", will not be required to be registered as an “investment company” under the Investment Company Act of 1940, as amended;

v
the statements in each of the U.S. Final Prospectus and the Disclosure Package under the heading "Certain Income Tax Considerations - Certain U.S. Federal Income Tax Considerations", to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, and in the U.S. Final Prospectus under the heading "Plan of Distribution", with respect solely to the description of the Agreement contained therein, fairly summarize the matters described under those headings in all material respects; and

vi
the execution and delivery of the Agreement by Penn West (on its own behalf and in its capacity as administrator of the Trust), the issuance and sale of the Purchased Securities by the Trust in accordance with the Agreement, the compliance by the Trust and Penn West with all of the provisions of the Agreement and the performance by the Trust and Penn West of their respective obligations thereunder, will not violate Applicable Law or any judgment, order or decree of any court or arbitrator in the United States known to such counsel, except where the violation could not reasonably be expected to have a Material Adverse Effect.

In addition, such counsel shall state that they have participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus and in conferences and telephone conversations with officers and other representatives of the Trust and Penn West, the Underwriters, their representatives, their Canadian and U.S. counsel and the independent auditors for the Trust during which the contents of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package or the U.S. Final Prospectus or the documents incorporated by reference therein, except as set forth in paragraph (v) above, on the basis of the foregoing, in the course of such counsel’s work in connection with the matters contemplated by the Agreement, no information has come to such counsel’s attention that have caused counsel to believe that:

(A)
at the time it became effective, and on the effective date of this Agreement, the Registration Statement (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Reports of the Independent Reserve Engineer (the “Reserve Engineer Information”) included or incorporated by reference in the Registration Statement in reliance on the authority of such firm as “experts” within the meaning of the U.S. Securities Act, as to which such counsel need express no opinion), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading,

(B)
that as of the date of the U.S. Final Prospectus at the time any amended or supplemented prospectus was issued or as of the date hereof, the U.S. Final Prospectus or any amendment or supplement thereto (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Engineer Information included or incorporated by reference in the U.S. Final Prospectus in reliance on the authority of such firm as "experts" within the meaning of the U.S. Securities Act, as to which such counsel need express no opinion) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or

(C)
the Disclosure Package as of the Initial Sale Time and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

In addition, such counsel shall state that (i) such counsel has been advised by the SEC that the Registration Statement is effective under the U.S. Securities Act and the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement, (ii) any required filing of the U.S. Final Prospectus or any supplement thereto pursuant to General Instruction II.L. of Form F-10 has been made in the manner and within the time period required by said General Instruction II.L., and (iii) to such counsel’s knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and to such counsel’s knowledge no proceedings for that purpose have been instituted or are pending or are threatened by the SEC.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Trust and Penn West and public officials.

ANNEX B

Opinion of Burnet, Duckworth & Palmer LLP

i	the Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta.

ii
CIBC Mellon Trust Company has been duly appointed as the sole trustee of the Trust by the unitholders of the Trust pursuant to the amended and restated trust indenture dated as of June 30, 2006, as amended (the “Trust Indenture”);

iii	the Trust has the capacity and power to own and lease its properties and assets as described in the Canadian Prospectus;

iv
each of Penn West and Penn West Partnership is organized under the laws of the Province of Alberta (collectively, the “Subsidiaries”) and (1) are corporations or partnerships, as applicable, duly amalgamated or established, as applicable, and validly subsisting under the laws of the Province of Alberta, (2) have all requisite corporate or partnership capacity and power, as applicable, to own and lease their properties and assets and to conduct their business or affairs, as applicable, as described in the Canadian Prospectus, (3) are duly qualified to carry on such business in the Province of Alberta and, as an extraprovincial corporation or partnership, as the case may be, in each other jurisdiction in which a material portion of such business is carried on (as identified in a certificate of an officer of Penn West dated the date of the opinion) and the laws of which requires such qualification, and is in good standing under the laws of each such jurisdiction which requires such qualification;

v	as of the Closing Date, the Purchased Securities are eligible for investment as set out under the heading "Eligibility for Investment" in the Prospectus Supplement;

vi	the attributes and characteristics of the Purchased Securities conform in all material respects with the descriptions thereof in the Canadian Prospectus;

vii
the form of the definitive certificate representing the Trust Units has been duly approved and adopted by the board of directors of Penn West on behalf of the Trust and complies with all legal requirements, including all applicable requirements of the TSX and the NYSE relating thereto;

viii
the Trust and Penn West (on its own behalf and in its capacity as administrator of the Trust) have (or have had at all relevant times) the necessary power and authority to execute and deliver the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus and all necessary action has been taken by the Trust and Penn West (on its own behalf and in its capacity as administrator of the Trust) to authorize the execution and delivery of the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus, as the case may be, with the Securities Commissions under applicable Securities Laws and with the TSX and NYSE;

ix
the Trust and Penn West (on its own behalf and in its capacity as attorney of the Trust) have (or have had at all relevant times) the necessary power and authority to execute and deliver the Agreement, and each of the Trust and Penn West has (or had at all relevant times) the necessary power and authority to perform its obligations thereunder and to carry out the transactions contemplated thereby;

x
the Agreement has been duly authorized, executed and delivered by the Trust and Penn West (on its own behalf and in its capacity as administrator of the Trust) and the Agreement is a legal, valid and binding agreement of each of the Trust and Penn West enforceable against each of the Trust and Penn West in accordance with its terms, subject to certain stated exceptions;

xi
the execution and delivery of the Agreement by the Trust and Penn West (on its own behalf and in its capacity as administrator of the Trust) and the fulfilment of the terms thereof by the Trust and Penn West (including the sale and delivery by the Trust of the Purchased Securities on the Closing Date) do not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not conflict with:

(A)	any applicable laws of the Province of Alberta or of the federal laws of Canada applicable therein;

(B)	any terms, conditions or provisions of the constitutional documents of the Trust or Penn West;

(C)	any resolutions of the directors (or any committee thereof) of Penn West or the unitholders of the Trust;

(D)	any agreement listed in Schedule A hereto on the part of the Trust, Penn West or any of the Trust's subsidiaries, or

(E)
any judgment, order or decree of which counsel is aware of any court in the Province of Alberta or governmental agency or body or regulatory authority of the Province of Alberta having jurisdiction over the Trust or any of its subsidiaries or any of their properties, assets or operations in Canada or the Purchased Securities;

xii
the Trust Indenture authorizes the Trust to issue an unlimited number of Trust Units. Based, and in exclusive reliance, on a letter of CIBC Mellon Trust Company, in its capacity as registrar and transfer agent of the Trust, a copy of which has been delivered to the Underwriters at the date hereof, as at the close of business on the business day immediately preceding the date hereof, there were issued and outstanding the number of Trust Units referred to in that letter and, to the knowledge of such counsel, none of the outstanding Trust Units was issued in violation of pre-emptive or other similar rights of any securityholder of the Trust;

xiii
CIBC Mellon Trust Company has been duly appointed as registrar and transfer agent of the Trust in Canada in respect of the Trust Units and Mellon Investor Services LLC has been duly appointed as the co-transfer agent of the Trust in the United States in respect of the Trust Units;

xiv
the Purchased Securities issued on the Closing Date by the Trust have been duly authorized and, once the Trust has received delivery of payment of the purchase price therefor, the Purchased Securities will have been validly issued by the Trust as fully paid and non-assessable Trust Units. The Purchased Securities have been approved for listing on the TSX, subject to notification by the Trust prior to the TSX opening for trading;

xv
the Trust is a “reporting issuer” or the equivalent in each of the provinces of Canada which has such a concept and is not on the list of defaulting issuers maintained by the Securities Commission in each such province;

xvi
a final receipt has been obtained from or on behalf of each of the Securities Commissions in respect of the Base Prospectus and, to the best of counsel’s knowledge: (i) such receipt has not been revoked by or on behalf of any Securities Commission, (ii) the Prospectus Supplement has been filed with the Securities Commissions in the manner and within the time period required by the Shelf Procedures, and (iii) no order having the effect of ceasing or suspending the distribution of the securities of the Trust has been issued by any Securities Commission and no proceeding for that purpose has been initiated or threatened by any Securities Commission;

xvii
except such as have been made or obtained under applicable Securities Laws or other applicable laws, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, under the laws of the Province of Alberta or the federal laws of Canada applicable therein for the execution, delivery and performance by the Trust or Penn West of the Agreement or the completion by the Trust or Penn West of the transactions contemplated therein;

xviii
all necessary approvals, permits, consents, orders and authorizations required under Securities Laws have been obtained by the Trust, and all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements under Securities Laws have been fulfilled by the Trust in order to qualify the distribution of the Purchased Securities to the public in the Provinces and to permit the sale and delivery of the Purchased Securities to the public in the Provinces through registrants duly registered under the applicable Securities Laws who have complied with the relevant provisions of such laws;

xix
the Base Prospectus, at the time a final receipt was issued therefor, and the Prospectus Supplement, as of the date of its filing with the Securities Commissions (other than the financial statements, financial schedules and other financial or statistical data included in the foregoing documents, as to which such counsel need express no opinion) complied as to the form requirements in all material respects with the requirements of the Shelf Procedures;

xx
to the knowledge of such counsel, there are no contracts or documents that are of a character required by Securities Laws or the Shelf Procedures to be described in the Canadian Prospectus, or to be filed or incorporated by reference therein, which have not been so described, filed or incorporated by reference as required;

xxi
the Trust is eligible to file a short form prospectus with the Securities Commissions and use the rules and procedures for the use of a short form shelf prospectus with respect to the Purchased Securities and for the distribution of securities established in the Shelf Procedures;

xxii
based and in reliance on a certificate of the Chief Executive Officer of Penn West, a copy of which certificate has been delivered to the Underwriters with this opinion, the Trust qualifies as a "mutual fund trust" within the meaning of the Tax Act;

xxiii
subject to the assumptions and qualifications set out therein, the statements in the Prospectus Supplement under the heading "Certain Income Tax Considerations - Canadian Federal Income Tax Considerations" fairly describe the principal Canadian federal income tax considerations under the Tax Act and the regulations thereunder generally applicable to unitholders who acquire Purchased Securities pursuant to the offering of the Purchased Securities and who, for the purposes of the Tax Act and at all relevant times hold Purchased Securities as capital property and who deal at arm’s length with and is not affiliated with the Trust and the Underwriters;

xxiv
the information in the Base Prospectus under the heading "Description of Securities", and in Part II of the Registration Statement under the heading "Indemnification of Directors and Officers", insofar as such statements constitute a summary of documents or matters of law, are accurate in all material respects and present fairly the information required to be shown; and

xxv	all laws of the Province of Québec relating to the use of the French language in connection with the offering, issuance and sale of the Purchased Securities in such province have been complied with.

In addition, such counsel shall state that they have participated in the preparation of the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus and in conferences and telephone conversations with officers and other representatives of the Trust and Penn West, the Underwriters, their representatives and their Canadian and U.S. counsel and the independent auditors for the Trust during which the contents of the Base Prospectus, the Prospectus Supplement and the U.S. Final Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Base Prospectus, the Prospectus Supplement or the U.S. Final Prospectus, including the documents incorporated by reference therein, except for those referred to in paragraph (xxiv) above, on the basis of the foregoing, in the course of such counsel’s work in connection with the matters contemplated by the Agreement, no information has come to such counsel’s attention that have caused such counsel to believe that:

(A)
the Base Prospectus (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Reports of the Independent Reserve Engineer (the "Reserve Engineer Information") included or incorporated by reference in the Base Prospectus in reliance on the authority of such firm as "experts" within the meaning of the U.S. Securities Act, as to which counsel need express no belief), insofar as it relates to the offering of the Purchased Securities, at the time a final receipt was issued therefore and on the effective date of this Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading,

(B)
the Base Prospectus, insofar as it relates to the offering of the Purchased Securities, and the Prospectus Supplement (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the information derived from the Reserve Engineer Information included or incorporated by reference in the Base Prospectus in reliance on the authority of such firm as "experts" within the meaning of the U.S. Securities Act, as to which counsel need express no belief) as of the date of filing of the Prospectus Supplement with the Securities Commissions, as of the Initial Sale Time and as of the Closing Date, contained or contains any untrue statement of a material fact required to be stated therein or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or

The letters of such counsel may be in such form and may also contain such qualifications and other statements as are customary for such letters delivered by Canadian counsel.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the Province of Alberta or the federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Trust and Penn West and public officials.

SCHEDULE A

TO ANNEX B

1.	Amended Credit Facilities

2.           Trust indentures relating to the Convertible Debentures

3.           Agreements providing for the 2007 Senior Notes

4.           Agreements providing for the 2008 Senior Notes

5.           Agreements providing for the 2008 UK Senior Notes

(each of the above as defined in the Canadian Prospectus)

C-1

ANNEX C

Filed pursuant to Rule 433
Registration No. 333-151324
January 29, 2009

NEWS RELEASE

Penn West Energy Trust announces an executive appointment and provides a fourth quarter 2008 financial reporting update

Calgary, January 29, 2009 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) is pleased to announce the recent appointment of Mr. Bob Shepherd as Vice President, Development Engineering.  Mr. Shepherd brings 30 years of petroleum industry experience as a professional engineer to Penn West. Mr. Shepherd has held various executive positions in the oil and natural gas industry including three years as President of Marathon Canada Limited.  In his new role, Mr. Shepherd will be responsible for managing Penn West’s development teams.

Penn West plans to release its fourth quarter 2008 results on Wed, February 18, 2009.  The news release will provide unaudited, consolidated fourth quarter and 2008 operating information and financial results, and year-end reserve results.

A conference call and webcast to discuss the results will be held for the investment community the following day beginning at 10:00 a.m. MT (12:00 p.m. ET). To participate, please dial (800)733-7560 (toll-free in North America) or (416) 644-3414 approximately 10 minutes prior to the conference call. A replay of this call will be available beginning Thursday, February 19, 2009 12:00 MST to Thursday, February 26, 2009 23:59 MST.  This archived call can be accessed by dialing either (416) 640-1917 and using the passcode 21295163# or toll-free by dialing 877-289-8525 and using the passcode 21295163#.  A live audio webcast of the conference call will also be available at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2523840

We are proceeding with our 2008 year-end reserve evaluations which we expect to complete by mid-February. Based on December 31, 2008 oil and natural gas prices, we expect that a non-cash impairment charge for U.S. accounting purposes is more likely than not however are unable to determine the magnitude of any impairment until our reserves are completed.  A provision for impairment under U.S. Generally Accepted Accounting Principles (“GAAP”) would be reflected only in our supplemental U.S. GAAP reconciliation note to our 2008 audited financial statements, which we plan to file in late March. Such an impairment charge would have no effect on our compliance with the financial covenants of our syndicated bank facilities and senior unsecured note agreements. As at December 31, 2008, Penn West had approximately $1.4 billion of undrawn capacity on its syndicated bank facilities which total $4 billion.

Canadian and U.S. GAAP requires the assessment of goodwill balances for impairment annually or when conditions indicating impairment exist, such as the current conditions in the financial markets. A non-cash charge against net income is made for any impairment. The amount of any goodwill impairment is currently not determinable until reserves finalization however we believe that any charge would not be material enough to affect our ability to comply with our bank and note financial covenants.

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the likelihood that we will have to take a non-cash impairment charge for US accounting purposes in our supplemental US GAAP reconciliation note to our 2008 audited financial statements and the impact of said charge on us; the likelihood that we will have to take a non-cash goodwill impairment charge for Canadian accounting purposes in our 2008 audited financial statements and the impact of said charge on us. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.  The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

C-1

In June 2008, Penn West filed a registration statement (including a base shelf prospectus) with the SEC.  Before you purchase Penn West securities under the registration statement, you should read the prospectus in that registration statement and other documents Penn West has filed with the SEC for more complete information about Penn West and the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Penn West will arrange to send you the prospectus if you request it by calling toll-free 1-888-770-2633.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST	Investor Relations:
Suite 200, 207 - 9th Avenue S.W.	Toll Free: 1-888-770-2633
Calgary, Alberta T2P 1K3
E-mail: investor_relations@pennwest.com

Phone: 403-777-2500	William Andrew, CEO
Fax: 403-777-2699	Phone: 403-777-2502
Toll Free: 1-866-693-2707
Website: www.pennwest.com	E-mail: bill.andrew@pennwest.com

Jason Fleury, Manager, Investor Relations
Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com

C-2

Filed pursuant to Rule 433
Registration No. 333-151324
January 29, 2009

January 29, 2009
PENN WEST ENERGY TRUST

Bought Treasury Offering of Trust Units

Term Sheet

Issuer:	Penn West Energy Trust (“Penn West” or the “Trust”)
Issue:	17,731,000 trust units (the “Trust Units”) from Treasury, prior to the Underwriters’ Option.
Issue Price:	$14.10 per Trust Unit.
Amount:	$250,007,100, prior to the Underwriters’ Option
Underwriters’ Option:
The Trust has granted the Underwriters the option to purchase up to an additional 3,546,000 Trust Units (approximately $50 million), exercisable in whole or in part, at any time up until 48 hours prior to the Closing Date.

Use of Proceeds:	The net proceeds of the offering will be used by Penn West to partially fund capital expenditures and to reduce current debt levels of the Trust.
Distribution:
Cash distributions are payable on a monthly basis on or about the 15th day of each month.  The first distribution in which purchasers of the Trust Units under this offering will be entitled to participate is expected to be announced for the month of February, expected to be payable on or about March 16, 2009 to unitholders of record on February 27, 2009.  US holders of Trust Units are subject to a 15% withholding on distributions.

Offering Basis:
The Trust Units will be offered publicly by way of Short Form Base Shelf Prospectus (filed on June 13th, 2008) and Prospectus Supplement filed in all provinces of Canada and in the United States in a Registration Statement on Form F-10 pursuant to the Multi-Jurisdictional Disclosure System (MJDS) and internationally as expressly permitted.

Underwriting Basis:	“Bought Deal” subject to formation of a mutually agreed upon syndicate and conventional bought deal termination provisions to be included in a definitive underwriting agreement.
Listing:	The Trust Units issued shall be listed on the Toronto Stock Exchange under the symbol “PWT.UN” and on the New York Stock Exchange under the symbol “PWE”
Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.
Joint Bookrunners:	CIBC World Markets Inc. and BMO Capital Markets
Commission:	5.0%.
Closing:	February 5, 2009.

C-3

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.    Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com or in Canada from CIBC World Markets Inc. at 416-594-7270 or BMO Capital Markets’ Prospectus Distribution Department at 416-363-6996 x224.

C-4